Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release For immediate release

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2011

Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)

Quebec City, Canada, March 27, 2012—Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a late-stage drug development company specializing in oncology and endocrine therapy, today reported financial and operating results as at and for the fourth quarter and the year ended December 31, 2011.

2011 Highlights

Perifosine (Oral Akt Inhibitor)

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Agreement signed with Yakult Honsha Co., Ltd. (TOKYO: 2267: JP) (“Yakult”) for the development and commercialization of perifosine for the Japanese territory. Aeterna Zentaris received an initial $8.4 million upfront payment, and is entitled to receive up to $57.1 million in additional payments upon achieving certain pre-established milestones, as well as double-digit royalties on future net sales of perifosine in Japan.

¡	Initiation by Yakult of a Phase 1/2 trial in Japan with perifosine, in refractory advanced colorectal cancer (“CRC”), triggering a milestone receivable.

¡	Completion of patient recruitment for the ongoing Phase 3 trial with perifosine in CRC. The Data Safety Monitoring Board recommended that the trial proceed as planned.

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Patent granted by the European Patent Office for the use of perifosine in combination with antitumor anti-metabolites, including 5-FU and capecitabine, for the treatment of benign and malignant tumors, with patent protection until July 28, 2023.

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Commercialization and licensing agreement signed with Hikma Pharmaceuticals (LSE: HIK.L) (“Hikma”) for the registration and marketing of perifosine in certain countries in the Middle East and North Africa (“MENA”). Aeterna Zentaris received an upfront payment of $0.2 million and is entitled to receive additional payments upon achieving certain pre-established milestones in the aggregate of $1.8 million, as well as double-digit royalties on future net sales of perifosine in the MENA region.

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Data from a Phase 2 trial in refractory/relapsed Hodgkin’s lymphoma presented at the American Society of Hematology (ASH) meeting, demonstrated that perifosine combined with sorafenib significantly increased median progression-free survival.

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The Journal of Clinical Oncology published two articles on perifosine. The first article outlined encouraging Phase 2 data in CRC for perifosine + capecitabine while the second article outlined encouraging Phase 1/2 data in multiple myeloma for perifosine + bortezomib.

AEZS-108 (LHRH-Targeted Cytotoxic Conjugate)

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Final Phase 2 data for AEZS-108, in advanced endometrial cancer were presented at the International Meeting of the European Society of Gynecological Oncology. Parallel scientific advice process granted by and initiated with the FDA and EMA to establish a pivotal program in this indication.

¡	Physician’s sponsored IND initiated at the Sylvester Comprehensive Cancer Center, for a Phase 2 trial in triple-negative breast cancer with AEZS-108.

¡	Agreement signed with Ventana Medical Systems, Inc., a member of the Roche Group, to develop a companion diagnostic for AEZS-108.

AEZS-130 (Oral Ghrelin Agonist)

¡	Favorable top-line results reported for Phase 3 study with AEZS-130 as first oral diagnostic test for adult growth hormone deficiency (“AGHD”). Current ongoing discussions with the FDA for NDA filing.

Corporate Developments

¡	The Company issued a total of 19.5 million shares under its “At-the-Market” (“ATM”) sales agreements for aggregate gross proceeds of $37.5 million.

¡	The Company also issued a total of 1.7 million shares pursuant to the exercise of certain warrants for aggregate gross proceeds of $2.2 million.

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The Company received $2.5 million of net sales royalty milestone payment from Cowen Healthcare Royalty Partners L.P, (“Cowen”) pursuant to the sale, in December 2008, of Aeterna Zentaris’ royalty stream for Cetrotide®.

Subsequent to Year-End

AEZS-108

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Results for the Phase 1 portion of the ongoing Phase 1/2 study in castration- and taxane-resistant prostate cancer demonstrated that AEZS-108 was well tolerated and demonstrated early evidence of antitumor activity.

AEZS-130

¡	Initiation of a Phase 2A trial with AEZS-130 in cancer-cachexia, under a CRADA with the Michael E. DeBakey VA Medical Center.

At-The-Market Issuance Program

¡	The Company initiated a new ATM program at the beginning of 2012, under which it raised from January 23, 2012 up to March 15, 2012 a total of $6.4 million by issuing 3.6 million shares.

Cash and cash equivalents and short-term investment totalled $46.9 million as at December 31, 2011, compared to $33.9 million as at December 31, 2010.

Juergen Engel, Ph.D., Aeterna Zentaris President and Chief Executive Officer, commented, “2011 has been marked by significant strategic achievements as we continued to move our lead products through the pipeline, secured two additional partnerships for perifosine and materially strengthened our cash position. We are now eagerly awaiting results for the Phase 3 trial of perifosine in colorectal cancer. Should results of the perifosine CRC trial prove to be conclusive, our primary focus would be to pursue NDA and MAA filings for perifosine with U.S. and European regulatory authorities. If perifosine is found to be safe and effective, it could provide a much needed novel treatment for thousands of patients afflicted with this disease, worldwide; as well, it would represent a large market opportunity for the Company.

Our other late-stage drug development priorities for this year are the patient enrollment into the Phase 3 trial with perifosine in multiple myeloma which has been expanded to several countries outside the United States over the last several months; the NDA filing for AEZS-130 as the first oral diagnostic test for AGHD; and the initiation of a registration Phase 3 trial with AEZS-108 in endometrial cancer. We also look forward to advancing earlier-stage key anticancer product candidates from our pipeline, including AEZS-112, AEZS-120 and Erk/PI3K inhibitors.”

Dennis Turpin, CA, SVP and Chief Financial Officer at Aeterna Zentaris stated, “With the Company’s $46.9 million cash position as at December 31, 2011, and the collaboration of our perifosine licensee partners, we are well poised to pursue our focused product pipeline development strategy.”

CONSOLIDATED RESULTS AS AT AND FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Revenues were $12.6 million for the quarter ended December 31, 2011, compared to $10 million for the same quarter in 2010. The comparative increase in revenues is due primarily to higher deliveries of Cetrotide® to Merck Serono and to the recording of a milestone payment from Yakult with respect to the initiation of a Phase 1/2 trial with perifosine in CRC in Japan, partly offset by the lower royalties in 2011 attributable to a contingent payment from Cowen recorded in December 2010.

R&D costs, net of refundable tax credits and grants were $7.8 million for the quarter ended December 31, 2011, compared to $5.4 million for the same quarter in 2010. The comparative increase in R&D expenses primarily results from the increase in third-party costs incurred in connection with the advancement of perifosine, AEZS-108 and Erk/PI3K compounds (AEZS-129, AEZS-131, AEZS-132)-related activities.

Selling, general and administrative (“SG&A”) expenses were $5.4 million for the quarter ended December 31, 2011, compared to $3.2 million for the same quarter in 2010. The comparative increase in SG&A expenses is mainly related to the recognition of an impairment loss on property, plant and equipment as well as an additional onerous lease provision, combined with the pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe, and the increase in foreign exchange loss.

Net loss amounted to $7.5 million, or $0.07 per basic and diluted share, for the quarter ended December 31, 2011, compared to $6.6 million, or $0.08 per basic and diluted share, for the same quarter in 2010. The comparative increase in net loss is mainly attributable to the higher R&D and SG&A expenses, partly offset by the significant increase in net finance income and by higher gross margin relating to sales of Cetrotide®.

CONSOLIDATED RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2011

Revenues were $36.1 million for the year ended December 31, 2011, compared to $27.7 million for the year ended December 31, 2010. The comparative increase in revenues is due primarily to higher deliveries of Cetrotide® to Merck Serono and to the recording of a milestone payment from Yakult with respect to the initiation of a Phase 1/2 trial with perifosine in CRC in Japan, partly offset by the lower royalties in 2011 attributable to a contingent payment from Cowen recorded in December 2010.

R&D costs, net of refundable tax credits and grants, were $24.5 million for the year ended December 31, 2011, compared to $21.3 million for the year ended December 31, 2010. The comparative increase is mainly attributable to an increase in third-party costs incurred in connection with the advancement of perifosine, AEZS-130 and Erk/PI3K compounds (AEZS-129, AEZS-131, AEZS-132)-related activities.

Selling, general and administrative (“SG&A”) expenses were $16.2 million for the year ended December 31, 2011, compared to $12.6 million for the year ended December 31, 2010. The comparative increase in SG&A expenses was mainly due to the recognition of impairment losses and to the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe.

Net loss for the year ended December 31, 2011 was $27.1 million, or $0.29 per basic and diluted share, compared to $28.5 million, or $0.38 per basic and diluted share for the year ended December 31, 2010. The comparative decrease in net loss is largely due to the significant increase in license fees revenues, as well as net finance income, partly offset by lower margin contribution from Cetrotide®, higher net R&D costs and SG&A expenses, as well as an income tax expense recorded in 2011.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, March 28, 2012, to discuss the 2011 fourth quarter and full-year results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the “newsroom” section. A replay will be available on the Company’s website for 30 days following the live event.

For reference, the Management’s Discussion and Analysis (“MD&A”) for the fiscal year 2011 with the associated Audited Consolidated Financial Statements can be found at www.aezsinc.com.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, multiple myeloma, endometrial, ovarian, prostate and bladder cancer. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing the Company with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Consolidated Statements of Comprehensive Loss Information

	Years ended December 31,
(in thousands, except share and per share data)	2011	2010
	$	$

Revenues
Sales and royalties	31,306	24,857
License fees and other	4,747	2,846
	36,053	27,703

Operating expenses
Cost of sales	27,560	18,700
Research and development costs, net of refundable tax credits and grants	24,517	21,257
Selling, general and administrative expenses	16,170	12,552
	68,247	52,509

Loss from operations	(32,194)	(24,806)
Finance income	6,239	1,800
Finance costs	(8)	(5,445)
Net finance income (costs)	6,231	(3,645)

Loss before income taxes	(25,963)	(28,451)
Income tax expense	(1,104)	-

Net loss	(27,067)	(28,451)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(789)	1,001
Actuarial gain (loss) on defined benefit plans	(1,335)	191

Comprehensive loss	(29,191)	(27,259)

Net loss per share
Basic and diluted	(0.29)	(0.38)
Weighted average number of shares outstanding
Basic and diluted	94,507,988	75,659,410

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2011	2010
	$	$

Cash and cash equivalents	46,881	31,998
Short-term investment	-	1,934
Trade and other receivables and other current assets	13,258	9,877
Restricted cash	806	827
Property, plant and equipment, net	2,512	3,096
Other non-current assets	11,912	13,716
Total assets	75,369	61,448

Payables and other current liabilities	17,784	13,350
Long-term payable (current and non-current portions)	88	150
Warrant liability (current and non-current portions)	9,204	14,367
Non-financial non-current liabilities*	52,839	51,156
Total liabilities	79,915	79,023
Shareholders’ deficiency	(4,546)	(17,575)
Total liabilities and shareholders’ deficiency	75,369	61,448

* Comprised	mainly of deferred revenues, employee future benefits and provision.